SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolivar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated January 26, 2007 filed by the Company with the Comisión Nacional de Valores:

By letter dated January 26, 2007 the Company completed the blanks left in the Pricing Supplement regarding the Notes, as follows:

1) Issuance amount: US$ 150,000,000

2) Issue Price: 100% nominal value

3) Fixed Interest Rate: 8.500%

4) Issue Date: February 2, 2007

5) Maturity Date: February 2, 2017

6) Interest Payment Dates: every February, 2 and August, 2, starting August 2, 2007.

7) Redemption at the option of the Company: Except as otherwise provided in “Redemption at the Option of the Company for Taxation Reasons” in the Pricing Supplement, the Company may not redeem the Notes prior to February 2, 2012. The Company may, at its option, in whole at any time or in part from time to time, on and after February 2, 2012, at the following redemption prices, expressed as percentages of the principal amount thereof, if redeemed during the twelve month period commencing on February 2, 2012 of any year set forth below:

Year	Percentage
2012	104.250%
2013	102.833%
2014	101.417%
2015 and thereafter	100.000%

8) Redemption at the option of the Company upon equity offerings: At any time, or from time to time, on or prior to February 2. 2010, the Company may, at its option, use all or any portion of the net cash proceeds of one or more Equity Offerings (as defined in the Pricing Supplement) to redeem, in the aggregate up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 108.50% of the principal amount thereof plus accrued and unpaid interests, provided that: a) after giving effect to any such redemption at least 65% of the aggregate principal amount of the Notes remains outstanding immediately after any such redemption; and b) the Company shall make such redemption not more than 90 days after the consummation of such Equity Offering.

Note codes:

1) Rule 144A:

CUSIP: 450047AF2

ISIN: US450047AF21

2) Regulation S:

CUSIP: P5880CAA8

ISIN: USP5880CAA82

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	First Vice Chairman of the Board of Directors

Dated: January 26, 2007